Exhibit 99.1

B.O.S. Reports Third Quarter Revenue Growth of 6.7%; Net Income Increases by 63.6%

Rishon Lezion, Israel, November 26, 2018 — B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the fiscal 2018 third quarter and nine months ended September 30, 2018.

BOS reported revenues of $7.7 million for the third quarter ended September 30, 2018, a 6.7% increase as compared to $7.2 million in the comparable quarter in 2017.  Net income for the third quarter of 2018 increased 63.6% to $216,000, or $0.06 per basic and diluted share, as compared to net income of $132,000, or $0.04 per basic and diluted share, in the third quarter of 2017. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) improved to $368,000 for the third quarter of 2018 as compared to $281,000 for the third quarter of 2017 (For a reconciliation of Operating Income to EBITDA see the supplemental table included at the end of this release).

BOS reported revenues of $23.6 million for the nine months ended September 30, 2018, a 12.1% increase as compared to $21.0 million in the comparable period in 2017. Net income for the nine month period increased by 37.8% to $613,000, or $0.18 per basic and diluted share, as compared to net income of $445,000, or $0.14 per basic and diluted share, in the prior year period.  The Company reported EBITDA of $1.1 million for the first nine months of 2018 as compared to $907,000 for the first nine months of 2017.

Yuval Viner, Co-CEO at BOS, stated, “We are pleased with our financial results for the third quarter and first nine months of 2018. As we move through the remainder of 2018, we continue to expect to meet our forecast for fiscal 2018 of revenues exceeding $29 million and net income surpassing $800,000.

Eyal Cohen, Co-CEO at BOS, added, “Revenues of our Supply Chain division in the first nine months and in the third quarter of 2018, grew by 17% and 23%, respectively, as compared to the comparable periods of 2017. The growth was attributed mainly to sales outside of Israel that increased by 41% to $6.8 million in the first nine months of 2018 from $4.8 million in the comparable period in 2017. Revenues in the RFID and Mobile division for the first nine months of 2018, grew by 6% to $10.2 million from $9.6 million in the comparable period last year. Revenues in the RFID and Mobile division for the third quarter of 2018 decreased by 11% to $3 million from $3.4 million in the comparable period last year. The decrease reflects the impact of the Israeli holidays’ season on the revenues of the RFID and Mobile division, all of which are currently derived from Israel. In 2018, the holidays fell in the third quarter whereas in 2017 the holiday season was in the fourth quarter of the year. We remain focused on our efforts to grow our businesses both organically and through acquisitions.”

Conference Call Information

BOS will host a conference call on Tuesday, November 27, 2018 at 10 a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com.

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Investor Relations Contact: John Nesbett/Jennifer Belodeau IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Revenues	$23,557	$21,007	$7,714	$7,227
Cost of revenues	18,736	16,615	6,110	5,747
Gross profit	4,821	4,392	1,604	1,480

Operating costs and expenses:
Sales and marketing	2,726	2,470	879	879
General and administrative	1,301	1,242	451	397
Total operating costs and expenses	4,027	3,712	1,330	1,276

Operating income	794	680	274	204
Financial expenses, net	(170)	(228)	(47)	(65)
Income before taxes on income	624	452	227	139
Taxes on income	11	7	11	7
Net income	$613	$445	$216	$132

Basic and diluted net income per share	$0.18	$0.14	$0.06	$0.04

Weighted average number of shares used in computing basic net income per share	3,483	3,113	3,554	3,236

Weighted average number of shares used in computing diluted net income per share	3,483	3,113	3,556	3,236

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,420	$1,533
Restricted bank deposits	310	247
Trade receivables	8,309	9,804
Other accounts receivable and prepaid expenses	914	898
Inventories	2,991	3,240

Total current assets	13,944	15,722

LONG-TERM ASSETS	184	220

PROPERTYAND EQUIPMENT, NET	1,091	651

OTHER INTANGIBLE ASSETS, NET	95	138

GOODWILL	4,676	4,676

Total assets	$19,990	$21,407

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$482	$505
Trade payables	4,273	5,951
Employees and payroll accruals	557	822
Deferred revenues	921	798
Accrued expenses and other liabilities	245	304

Total current liabilities	6,478	8,380

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,050	2,523
Accrued severance pay	271	286

Total long-term liabilities	2,321	2,809

SHAREHOLDERS’ EQUITY	11,191	10,218

Total liabilities and shareholders’ equity	$19,990	$21,407

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Net Income as reported	$613	$445	$216	$132
Adjustments:
Amortization of intangible assets	43	43	15	15
Stock based compensation	46	45	18	13
Total Adjustments	89	88	33	28
Net Income on a Non-GAAP basis	$702	$533	$249	$160

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Operating income	$794	$680	$274	$204
Add:
Amortization of intangible assets	43	43	15	15
Stock based compensation	46	45	18	13
Depreciation	167	139	61	49
EBITDA	$1,050	$907	$368	$281

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2018				Three months ended September 30, 2018

Revenues	$10,159	$13,491	$(93)	$23,557	$3,014	$4,751	$(51)	$7,714

Gross profit	$2,342	$2,479	$-	$4,821	$646	$958	$-	$1,604

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2017				Three months ended September 30, 2017

Revenues	$9,607	$11,504	$(104)	$21,007	$3,378	$3,865	$(16)	$7,227

Gross profit	$2,368	$2,024	$-	$4,392	$835	$645	$-	$1,480